Taoping 淘屏

TAOPING INC.

(NASDAQ: TAOP)

让 天 下 没 有 难 做 的 推 广

Make Advertising and Branding
Affordable and Effective for Everyone

Investors Presentation
June 2019

Safe Harbor Statement

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We use words such as "will," "expect," "believe," "anticipate" or similar expressions, which are intended to identify forward-looking statements that involve risks and uncertainties. Although the management believes these forward-looking statements to be reliable, you are cautioned that any such forward-looking statements are not guarantees of future performance and may prove to be incorrect or differ materially from actual future results. Risk factors that could potentially affect these future results can be found in the discussion and information contained in the Company's filings with the United States Securities and Exchange Commission (http://www.sec.gov). The Company is not obligated to change or update such information, unless required by securities laws.



TAOPING INC.

Formerly known as China Information Technology, Inc. (NASDAQ: CNIT).

Taoping Inc. (Nasdaq: TAOP) is a leading information technology-based media company. The firm provides smart display screens and a technology platform that enable targeted advertisement and online retails.

INVESTMENT HIGHLIGHTS







Business Turnaround	Innovative "Smart IoT Screen Network–Taoping App –Taoping Go (e-Store)" Eco-system	Expanding Coverage, Expecting Sustained Growth

"We Are Making Advertising and Branding More Targeted, More Affordable, and More Effective for Everyone."

CAPITAL STRUCTURE


6 Month
04/26/19
November
December
2019
February
March
April
Volume
EDGAR Online
Click on the chart to view the underlying data.

TAOPING, INC.
(NASDAQ: TAOP)

(as of 5/30/2019)

52 Week Range	$0.80 – 1.89
Shares Outstanding	40,760,000
Market Cap	36.75 M
Stock Price	$0.88

Note: The Company's fiscal year end is December 31st

HISTORICAL FINANCIAL DATA: STRATEGY CHANGE, PHOENIX NIRVANA



Sales
($in thousands)
60,000
50,000
40,000
30,000
20,000
10,000
0
2013
2014
2015
2016
2017
2018

Sales bottomed in 2016



Debt
($in thousands)
100,000
80,000
60,000
40,000
20,000
0
2013
2014
2015
2016
2017
2018

Deleveraged since 2013

2018 FINANCIAL HIGHLIGHTS

- Revenue was $20.6 million, an increase of 13.1%, compared to $18.2 million for 2017.
- Gross profit as a percentage of revenue was 46.9% for the nine months of 2018, increased from 45.8% for last year.
- Net income attributable to the Company was $1.7 million, compared to $0.9 million for last year.

MARKET OPPORTUNITIES

Internet-of-Things is Reinventing the Out-of-Home Advertising Market.



Over **200 million** people riding elevators every day in China. Over **5 million** elevators in China.

(Data Source: China Industry Info Net)



A1

More than **81%** of the China Fortune **100** customers have chosen elevator advertising.

(Data Source: China Industry Info Net)



The Out-of-Home advertising market of China reached **$25.5 billion** in 2017, representing a YoY growth of over **20%.** *(Data Source: China Industry Info Net)*

BUSINESS MODEL

Nationwide IoT Network of
Cloud-based Smart Display Screens


Publish Ads
Select Distribution
Advertiser
List Screens
Manage Sites
Display Screen Owner
(Taoping Alliance Member)
GO
特卖
Consumer

REVENUE GENERATION MODEL

01 Smart IoT Screens

- Market and sell smart screen hardware.


$

02 Cloud-based Platform Operation Services

- Charge smart screen owners monthly subscription fees for advertisement distribution services.

03 E-Commerce

- Earn commission from advertising time slot placed with Taoping App.
- Earn commission from online retail trading transactions through online advertisement broadcasting and promotions.

04 Big Data Services (Near Future)

- With accumulation of information collected from smart screens and Taoping Go e-Stores, provide big data analysis and application services to commercial users.

GROWTH STRATEGY

1 **Find Local Entrepreneurs to Expand Taoping Network to 3rd, 4th, and 5th Tier Cities**

We have built up a central network covering all major cities in 26 provinces, the focus now is to expand into lower tier cities where there are less competitions and consumption growth is robust.

2 **Help Advertisers Better Reach and Interact With Consumers**

3 **Exercise the Option to Take a Controlling Stake in Selected Taoping Alliance Members' Companies for Cities in Taoping Network.**



Covered
Next Target

What We Provide to Smart Display Screen Owners



Full
Screen
淘屏物联网
A
B
C
Multimedia Section
For commercial video ads
Community Notification
For community interactions
Poster Section
For poster ads
Split Screen Combination
Full Screen



共享新媒体平台

Smart Display Screen, and Nationwide IoT Network (Taoping Network)

Cloud-Based Product and Customer Management Tools

TAOPING ALLIANCE

Taoping Alliance is an alliance of smart display screen owners for cities nationwide, each member represents one city in the Taoping Network. In other words, Taoping Alliance is a network of people - Taoping owners. It was jointly founded by TAOP and Shenzhen Taoping New-Media Limited, and allows members to exchange ideas, share best practices, and share advertising resources.

Since its establishment in May 2017, the members of Taoping Alliance have increased to **153**, with the coverage of over 26 provinces out of 34 provincial-level administrative units in China and three members overseas (**Toronto, Asia, and Singapore**).


Liaoning
Beijing
Tianjin
Heibei
Ningxia
Shanxi
Shandong
Shaanxi
Henan
Jiangsu
Shanghai
Chongqing
Hubei
Anhui
Sichuan
Zhejiang
Hunan
Guizhou
Fujian
Yunan
Taiwan
Guangxi
Guangdong
Hainan

What We Provide Advertisers : TAOPING APP and TAOPING NETWORK



淘屏


10:24

TAOPING APP

Access to TAOPING Network

Enabling Advertisers to place and distribute advertisement to any desired screen in any city, from anywhere.

What We Provide to Advertisers: TAOPING e-Store, Contents in Sync with Contents in Elevator Screens

TAOP Exclusive Sale


淘屏特卖
淘屏官方特卖
还可以更便宜？[特卖券]了解一下 >
全部商品
限时秒杀
超值低价
限时促销
5支装 牙医生三七花养龈牙膏 200g清新口气
45元
好易康软毛牙刷6支组合装 成人 家用去除牙垢
18元
【淘克专享】好易康 5支装 儿童 纤柔护龈牙刷
19元
【淘克专享】好易康8号牙膏 50g*5支 改善口腔上火问题
26元


淘屏特卖
酒水饮料
38°珍品绵竹大曲红盒 6瓶装
198元
刘伶醉白酒经典传承42度500ml *2瓶厂家供
396元
38°五粮液团购专用酒
150元
石斛养生露酒 52°(475ml)
198元
澳洲金考拉s2800干红，PK奔富葛兰许
598元
阿尔萨斯琼瑶浆白葡萄酒2014年 750ML
258元

TAOPING GO (e-Store)


淘屏活动
授渔教育
SHOWYOU
亲子智慧家
宇轩家政服务公司
汉宫养生坊
100
前往兑换
凡诺卡美发沙龙


淘屏活动
烨美人
夏加儿美术教育
美琳美甲化妆美睫
38
前往兑换
MLMJ
雅美国际
雅韵轩艺术培训

FUNCTIONS OF NETWORKED SMART DISPLAY SCREENS



Brand Showcase

Like traditional out of door medias, Taoping screens allows advertisers to showcase brands with vibrant static messages or impactful videos.



Taoping e-Store

Contents on Smart Display Screens are duplicated in Taoping Go (e-Store). Taoping e-Store's online promotion and retail functions can effectively increase conversion rate.



Customer Statistics

Merchants are able to develop better strategies and achieve brand precision marketing with screen locations and customer statistics and behavior analytics on the platform.

TAOPING NEW-MEDIA ECO-SYSTEM


Android & iOS

- **Smart Display Screen,** high resolution display, TAOP proprietary operating system, daily viewer statistics.
- **Taoping Network,** an IoT network of cloud-based smart screens, allows sharing and trading of advertising-resources. www.taoping.cn
- **Cloud Management Tool**, App for smart screen owners to manage customer relationships, program pricing and approval, etc.
- **Taoping Alliance** – Nationwide members and distribution network
- **Taoping App,** enables advertisers to distribute and manage ads from mobile phones, effectively satisfies the need to distribute fragmented ads.
- **Taoping e-Store,** enables interaction between advertiser and consumers, enforces brand image, and brings consumer traffic to advertiser's store.

Taoping Network integrates nationwide high-quality display screens	Using **Taoping App,** anyone can buy and distribute real-time ads to designated screens	Taoping e-Store enforces brand image, and brings consumer traffic to advertiser's store.

ADVERTISERS

Within the past 12 months, 150+ leading brands have chosen TAOP. For example, Audi, Toyota, Porsche, Volkswagen, Ju’an Home, 58 City, Anjuke, China Unicom, Citic Insurance, Taiping Life, Industrial Bank China, Everbright Bank, Oriental Fortune, etc.


激情澎湃


滴滴快车
周末打滴滴快车
每天首单4元起


Hello Blue
Hello

6552 9888

色彩空间大师

DEVELOPMENT PLAN (by the end of 2019)


Taoping
Eco-System

Number of Cities in Taoping Alliance:
300

Display Screens nationwide:
180,000

Business users (Taoping App / Taoping e-Store):
30,000

Taoping e-Store retail users:
3 million

Cloud-based IoT network coverage:
200 million population

THE MANAGEMENT TEAM



Jianghuai LIN

Chairman and CEO

- Held CEO position since 2006.
- Expertise in IT and Internet industries. Possesses excellent insight, foresight, and comprehension of the business.
- Former President of Hong Kong United Development Group Co.
- Former Chairman of iASPEC Technology Group Co.



Zhiqiang ZHAO

President, Director

- Held President position since August 2015, named COO in 2010.
- Has experience in operations, resource integration, strategic planning.
- Former Deputy General Manager position at iASPEC Technology Group Co.



Zhixiong HUANG

COO

- Held COO position since August 2015, appointed to CTO position in 2008, named Senior VP in 2006,.
- Has 20 years of experiences in IT and strategic planning.
- Held R&D General Manager at Run Shen Information Technology, Inc.



Guangzeng CHEN

CTO

- Held CTO position since December 2015, previously held VP of Strategic R&D Center and Chief Product Officer.
- Has over 10 years of experience in IT and internet R&D and management .
- Held managerial positions in other high-tech Companies.



Iris YAN

Asst. CFO

- Held Director of Investor Relations, Secretary, and Asst. CFO positions since 2007.
- Has experiences in investor relations, capital market, and corp. governance.
- B.S. in Economics from Beijing Normal University, MS in Finance from Fudan University.

INVESTMENT HIGHLIGHTS

- Decisive strategy change since 2013 to focus on private sectors, with deleverage, right sizing (from 1000+ employees to around 100), legacy business sales and closures, and new business development. New business started in 2017 and is on a sustained growth path.
- Taoping ecosystem enables real-time digital ad delivery and effectively shifts advertising to consumption.
- Since its establishment in May 2017, the members of Taoping Alliance have increased to **153**, with the coverage of **26** provinces out of 34 provincial level administrative units.
- By the end of 2019, Taoping Alliance expects to cover **300** cities with **180,000** display screens nationwide. Business users of Taoping App and Taoping e-Store expected to reach **30,000**, retail users of Taoping e-Store expected to reach **3 million**.
- Experienced and committed management.

TAOPING INC.
(NASDAQ: TAOP)

THANKS

TAOPING | 要 推 广　上 淘 屏

For further information, please contact:

Taoping Inc.
Mr. Chang Qiu
Email: chang_qiu@taoping.cn
Or visit www.taop.com

Dragon Gate Investment Partners LLC
Tel: +1(646)-801-2803
Email: taop@dgipl.com